Exhibit 99.2

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number

Fold
    Form of Proxy - Annual and Special Meeting to be held on June 9, 2009
    This Form of Proxy is solicited by and on behalf of Management.
    Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
Fold
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 3:00 pm, Mountain Time, on June 8, 2009.
    VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

1-866-732-VOTE (8683) Toll Free	www.investorvote.com
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+	+

Appointment of Proxyholder
I/We, being holder (a “Unitholder”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”), hereby appoints:
James S. Kinnear of Calgary, Alberta, Canada, or failing him, John B. Zaozirny of Calgary, Alberta, Canada

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the unitholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Unitholders (the “Meeting”) of the Trust to be held at 3:00 p.m. (Calgary time) on Tuesday, June 9, 2009 in the Alberta Ballroom at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, Canada and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold

1. Appointment of Auditors – To appoint KPMG LLP, Chartered Accountants, as auditor of the Trust at a remuneration to be determined by the board of directors of the Corporation.	☐	☐

	For	Withhold
____ Fold
2. Election of Directors – To approve the ordinary resolution electing as directors of the Corporation the nominees set forth in the accompanying Management Information Circular of the Trust dated May 5, 2009 (the “Circular”).
	☐	☐

	For	Against

3. Amalgamation of the Corporation and Esprit Exploration Ltd. – To approve an extraordinary resolution to approve the amalgamation of the Corporation and Esprit Exploration Ltd. and related matters, as described in the Circular and as set forth in Schedule A to the Circular.
	☐	☐

	For	Against

4. Amendments to the Trust Indenture – To approve an extraordinary resolution to authorize amendments to the Trust’s amended and restated trust indenture, dated June 18, 2008 and the Corporation’s unanimous shareholder agreement, dated June 11, 2007 to facilitate the internalization of the Corporation’s management structure, as described in the Circular and as set forth in Schedule B to the Circular.
	☐	☐

	For	Against

5. Appointment of Trustee – To approve the ordinary resolution to re-appoint Computershare Trust Company of Canada as the trustee of the Trust, as described in the Circular and as set forth in Schedule D to the Circular.
	☐	☐

6. Other Matter – On any other matters that may properly come before the Meeting in such manner as the designated proxyholder may see fit.
Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

☐
Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■	0 6 4 3 9 6	A R 2	P G F Q	+